

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2018

R. Carter Pate
Interim Chief Executive Officer
The Providence Service Corporation
700 Canal Street, Third Floor
Stamford, CT 06902

      Re: The Providence Service Corporation
           Registration Statement on Form S-1
           Filed May 9, 2018
           File No. 333-224798

Dear Mr. Pate:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 9, 2018

Cover Page

1.   Please refer to the Calculation of Registration Fee table and footnote 4 to the table. We note your disclosure that "[t]here are also being registered hereby an indeterminate number of shares of our common stock into which the Series A Convertible Preferred Stock being registered hereunder can be converted." Please revise the table to quantify the number of shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock being registered or, alternatively, tell us why you are not required to do so.

R. Carter Pate
The Providence Service Corporation
May 30, 2018
Page 2

Incorporation of Certain Information by Reference, page 22

2.   Please revise to incorporate by reference your Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Donald E. Field at (202) 551-3680 or Laura Nicholson at (202) 551-3584 with any questions.

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